UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 18, 2021

MISONIX, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-10986	84-1856018
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1938 New Highway, Farmingdale, New York	11735
(Address of Principal Executive Offices)	(Zip Code)

(631) 694-9555

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Shares, $0.0001 par value	MSON	The Nasdaq Global Market

Item 8.01.	Other Events.

As previously disclosed, on July 29, 2021, Bioventus Inc. (“Bioventus”), Oyster Merger Sub I, Inc., a wholly owned subsidiary of Bioventus (Merger Sub I”), Oyster Merger Sub II, LLC, a wholly owned subsidiary of Bioventus (“Merger Sub II”), and Misonix, Inc. (the “Company” or “Misonix”) entered into an Agreement and Plan of Merger, as it may be amended from time to time the (“merger agreement”) that provides for the acquisition of Misonix by Bioventus. Upon the terms and subject to the conditions of the merger agreement, Bioventus will acquire Misonix through a merger of Merger Sub I with and into Misonix, with Misonix continuing as the surviving corporation, which is referred to as the “first merger,” followed by a merger of Misonix with and into Merger Sub II, with Merger Sub II continuing as the surviving entity and a wholly owned subsidiary of Bioventus, which is referred to as the “second merger” and, together with the first merger is referred to as the “mergers.”

In connection with the mergers, Misonix filed a definitive proxy statement on Schedule 14A, dated September 24, 2021 (the “Definitive Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the special meeting of Misonix stockholders (the “Special Meeting”) at Misonix’s corporate offices, located at 1938 New Highway, Farmingdale, NY 11735 on October 26, 2021, beginning at 10:00 a.m., Eastern Time. At the Special Meeting, the stockholders of Misonix will be asked to, among other things, consider and vote on the adoption of the merger agreement.

As further described below, subsequent to the filing of the Definitive Proxy Statement, two lawsuits had been filed relating to the merger in federal courts by purported individual shareholders against Misonix and its directors. The complaints generally allege that the Definitive Proxy Statement misrepresents and/or omits certain purportedly material information and asserts violations of Section 14(a) and Section 20(a) of the Securities Exchange Act of 1934, as amended, and SEC Rule 14a-9 promulgated thereunder. The alleged material misstatements and omissions relate to, among other topics, Misonix’s and Bioventus’ projections and J.P. Morgan’s financial analysis.

Misonix believes that these complaints lack merit. While Misonix believes that the disclosure set forth in the joint proxy statement/prospectus, filed with the SEC by Bioventus on September 8, 2021, and the Definitive Proxy Statement fully complied with applicable law, to moot certain of the plaintiffs’ disclosure claims, to avoid nuisance, potential expense and delay and to provide additional information to its stockholders, Misonix has determined to voluntarily supplement the Definitive Proxy Statement with the disclosure set forth herein. Nothing herein is or should be deemed to be an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth herein or in the Definitive Proxy Statement. To the contrary, Misonix denies all allegations in the complaints that any additional disclosure was or is required.

SUPPLEMENTAL DISCLOSURES

The following information supplements the Definitive Proxy Statement and should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. All page references are to pages in the Definitive Proxy Statement, and terms used below have the meanings set forth in the Definitive Proxy Statement. New text within restated language from the Definitive Proxy Statement is highlighted with bold, underlined text and removed language within restated language from the Definitive Proxy Statement is indicated by ~~strikethrough text~~.

The section of the Definitive Proxy Statement entitled “Summary Term Sheet—Litigation Relating to the Merger” is amended and supplemented as follows:

The first paragraph under the section entitled “Summary Term Sheet— Litigation Relating to the Merger” on page 35 of the Definitive Proxy Statement is hereby amended and supplemented by deleting the strikethrough text and adding the following bolded and underlined text:

On September 15, 2021, a purported stockholder of Misonix filed an action in the United States District Court for the Eastern District of New York, captioned Stein v. Misonix, Inc., et al., Case No. 2:21-cv-05127 (E.D.N.Y) (the “Stein Complaint”). The Stein Complaint names Misonix and members of its board of directors as defendants. On September 16, 2021, another purported stockholder of Misonix filed an action in the United States District Court for the Southern District of New York, captioned Ciccotelli v. Misonix, Inc. et al., Case No. 1:21-cv-07773 (S.D.N.Y.) (the “Ciccotelli Complaint”). The Ciccotelli Complaint names Misonix, members of its board of directors, Bioventus, Merger Sub I, and Merger Sub II as defendants. On October 12, 2021, another purported stockholder of Misonix filed an action in the United States District Court for the Southern District of New York, captioned Rubin v. Misonix, Inc. et al., Case No. 1:21-cv-05672 (S.D.N.Y.) (the “Rubin Complaint”) and on October 15, 2021, another purported stockholder of Misonix filed an action in the United States District Court for the Southern District of New York, captioned Taylor v. Misonix, Inc. et al., Case No. 1:21-cv-08513 (S.D.N.Y.) (the “Taylor Complaint”). The Rubin Complaint and Taylor Complaint name Misonix and members of its board of directors as defendants.

~~Both~~ Each of the complaints assert claims under Section 14(a) and Section 20(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder, challenging the adequacy of disclosures in the proxy statement/prospectus filed with the SEC on September 8, 2021 or Definitive Proxy Statement filed with the SEC on September 24, 2021, regarding Misonix’s and/or Bioventus’ projections and J.P. Morgan’s financial analysis. The complaints seek, among other relief, (i) injunctive relief preventing the parties from proceeding with the merger, (ii) rescission in the event that the merger is consummated, and (iii) an award of costs, including attorneys’ and experts’ fees. More information can be found under “The Merger—Litigation Relating to the Merger.”

The section of the Definitive Proxy Statement entitled “The Merger—Litigation Relating to the Merger” is amended and supplemented as follows:

The first paragraph under the section entitled “The Merger— Litigation Relating to the Merger” on page 197 of the Definitive Proxy Statement is hereby amended and supplemented by deleting the strikethrough text and adding the following bolded and underlined text:

On September 15, 2021, a purported stockholder of Misonix filed an action in the United States District Court for the Eastern District of New York, captioned Stein v. Misonix, Inc., et al., Case No. 2:21-cv-05127 (E.D.N.Y) (the “Stein Complaint”). The Stein Complaint names Misonix and members of its board of directors as defendants. On September 16, 2021, another purported stockholder of Misonix filed an action in the United States District Court for the Southern District of New York, captioned Ciccotelli v. Misonix, Inc. et al., Case No. 1:21-cv-07773 (S.D.N.Y.) (the “Ciccotelli Complaint”). The Ciccotelli Complaint names Misonix, members of its board of directors, Bioventus, Merger Sub I, and Merger Sub II as defendants. On October 12, 2021, another purported stockholder of Misonix filed an action in the United States District Court for the Southern District of New York, captioned Rubin v. Misonix, Inc. et al., Case No. 1:21-cv-05672 (S.D.N.Y.) (the “Rubin Complaint”) and on October 15, 2021, another purported stockholder of Misonix filed an action in the United States District Court for the Southern District of New York, captioned Taylor v. Misonix, Inc. et al., Case No. 1:21-cv-08513 (S.D.N.Y.) (the “Taylor Complaint”). The Rubin Complaint and Taylor Complaint name Misonix and members of its board of directors as defendants. ~~Both~~Each of the complaints assert claims under Section 14(a) and Section 20(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder, challenging the adequacy of disclosures in the proxy statement/prospectus filed with the SEC on September 8, 2021 or Definitive Proxy Statement filed with the SEC on September 24, 2021, regarding Misonix’s and/or Bioventus’ projections and J.P. Morgan’s financial analysis. The complaints seek, among other relief, (i) injunctive relief preventing the parties from proceeding with the merger, (ii) rescission in the event that the merger is consummated, and (iii) an award of costs, including attorneys’ and experts’ fees.

The section of the Definitive Proxy Statement entitled “The Opinion of Misonix’s Financial Advisor—Opinion of JP Morgan Securities” is amended and supplemented as follows:

The table immediately following the first paragraph under the section entitled “The Opinion of Misonix’s Financial Advisor—Opinion of J.P. Morgan Securities —Selected Transaction Multiple Analysis” on page 179 of the Definitive Proxy Statement is hereby amended and supplemented by adding the following bolded and underlined text:

Target	Acquiror	Announcement Date	Closing Date
BioTelemetry, Inc.	Royal Philips	December 18, 2020	February 9, 2021
Wright Medical Group N.V.	Stryker Corporation	November 04, 2019	November 11, 2020
Buffalo Filter LLC	Conmed Corporation	December 13, 2018	February 11, 2019
K2M Group Holdings, Inc.	Stryker Corporation	August 30, 2018	November 9, 2018
The Spectranetics Corporation	Royal Philips	June 28, 2017	August 9, 2017
Vascular Solutions, Inc.	Teleflex Incorporated	December 02, 2016	February 17, 2017
LDR Holding Corporation	Zimmer Biomet Holdings, Inc.	June 07, 2016	July 13, 2016
AngioScore Inc.	The Spectranetics Corporation	May 27, 2014	June 30, 2014
Given Imaging Ltd.	Covidien plc	December 08, 2013	February 27, 2014
Conceptus, Inc.	Bayer Healthcare LLC	April 29, 2013	June 5, 2013

The third paragraph under the section entitled “The Merger—Opinion of Misonix’s Financial Advisor—Opinion of JP Morgan Securities —Misonix Financial Analysis Discounted Cash Flow Analysis” on page 182 of the Definitive Proxy Statement is hereby amended and supplemented by deleting the strikethrough text and adding the following bolded and underlined text:

J.P. Morgan calculated the unlevered free cash flow that Misonix is expected to generate from July 1, 2021 through June 30, 2026 ~~using~~ as set forth in the Misonix Projections. J.P. Morgan also calculated a range of terminal values for Misonix at the end of this period by applying perpetual growth rates ranging from 3.0% to 4.0%, ~~based on guidance provided~~ with such perpetual growth rates provided by Misonix’s management, to estimates of the unlevered free cash flow of Misonix (excluding cost synergies) during fiscal year ending June 30, 2026, as provided in the Misonix Projections. J.P. Morgan then discounted the unlevered free cash flow estimates (excluding cost synergies) and the range of terminal values to present value as of June 30, 2021 using discount rates ranging from 10.25% to 12.25%, which range was chosen by J.P. Morgan using its professional judgment and experience based upon its analysis of a weighted average cost of capital of Misonix ranging from 10.25% to 12.25%. The present value of the unlevered free cash flow estimates and the range of terminal values were then adjusted by subtracting Misonix’s net debt as of June 30, 2021 based on management estimates of $16 million, which consisted of $47 million of debt and $31 million of cash. This analysis indicated a range of implied equity values for Misonix (excluding cost synergies), which J.P. Morgan divided by the number of outstanding shares of Misonix common stock of 18.2 million shares, calculated on a fully-diluted basis (determined using the treasury stock method) as of June 30, 2021, to derive a range of implied equity values per share of Misonix common stock (rounded to the nearest $0.10) of $18.50 to $28.60, which J.P. Morgan compared to the implied per share equity value of the merger consideration of $28.00 per share of Misonix common stock, calculated as of July 27, 2021.

The fourth paragraph under the section entitled “The Merger—The Opinion of Misonix’s Financial Advisor—Opinion of JP Morgan Securities—Misonix Financial Analysis —Discounted Cash Flow Analysis” on pages 182-183 of the Definitive Proxy Statement is hereby amended and supplemented by deleting the strikethrough text and adding the following bolded and underlined text:

Including synergies: J.P. Morgan also conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share of Misonix common stock including cost synergies using the Misonix Projections. J.P. Morgan calculated the unlevered free cash flow that the Misonix projected cost synergies were expected to generate from July 1, 2021 through December 31, 2025 as set forth in the Misonix Projections. J.P. Morgan calculated a range of terminal values for Misonix projected cost synergies at the end of this period by applying perpetual growth rates ranging from 0.0% to 1.0%, ~~based on guidance provided~~ with such perpetual growth rates provided by Misonix’s management, to estimates of the unlevered free cash flow of the Misonix projected cost synergies during the year ending December 31, 2025, as provided in the Misonix Projections. J.P. Morgan then discounted the unlevered free cash flow estimates of the Misonix projected cost synergies and the range of terminal values to present value as of June 30, 2021 using discount rates ranging from 10.1% to 12.1%, which range was chosen by J.P. Morgan using its professional judgment and experience based upon its analysis of a weighted average cost of capital of Misonix and Bioventus of 10.1% to 12.1%. In order to determine the range of discount rates, J.P. Morgan selected the weighted average of the mid-point discount rate for Misonix of 11.25% and for Bioventus of 11.0% which was determined to be 11.1%. Using its professional judgement J.P. Morgan applied a range of 1% in both directions to such weighted average discount rate for an overall range of 10.1%-12.1%. This analysis indicated a range of implied equity values for Misonix projected cost synergies. J.P. Morgan then adjusted the range of implied equity values for Misonix excluding cost synergies, as calculated pursuant to J.P. Morgan’s discounted cash flow analysis described above, by adding 50% of the implied equity value of the Misonix projected cost synergies applying a 0.0% perpetual growth rate and an 11.1% discount rate. J.P. Morgan selected a 0.0% perpetual growth rate based on ~~guidance provided by~~ the instruction of Misonix’s management, and an 11.1% discount rate was selected by J.P. Morgan using its professional judgment and experience based upon its analysis of the weighted average cost of capital of Misonix and Bioventus of 10.1% to 12.1%. This analysis indicated the range of implied equity values for Misonix including cost synergies, which J.P. Morgan divided by the number of outstanding shares of Misonix common stock of 18.2 million shares, calculated on a fully-diluted basis (determined using the treasury stock method) as of June 30, 2021, to derive a range of implied equity values per share of Misonix common stock (rounded to the nearest $0.10) of $23.50 to $33.60, which J.P. Morgan compared to the implied per share equity value of the merger consideration of $28.00 per share of Misonix common stock, calculated as of July 27, 2021.

The second paragraph under the section entitled “The Merger—The Opinion of Misonix’s Financial Advisor—Opinion of JP Morgan Securities —Bioventus Financial Analysis—Discounted Cash Flow Analysis” on page 185 of the Definitive Proxy Statement is hereby amended and supplemented by deleting the strikethrough text and adding the following bolded and underlined text:

J.P. Morgan calculated the unlevered free cash flow that Bioventus is expected to generate from July 1, 2021 through December 31, 2025 using the Adjusted Bioventus Street Forecasts (as set forth in the section entitled “Bioventus ~~Management’s~~ Unaudited ~~Prospective~~ Financial ~~Information~~ Projections” (the “Bioventus Projections”), which were discussed with, and approved by Misonix’s management for use by J.P. Morgan in connection with its financial analyses). J.P. Morgan also calculated a range of terminal values for Bioventus at the end of this period by applying perpetual growth rates ranging from 2.5% to 3.5%, ~~based on guidance provided~~ with such perpetual growth rates provided by Misonix’s management, to estimates of the unlevered free cash flow of Bioventus (excluding cost synergies) during year ending December 31, 2025, as provided in the Bioventus Projections. J.P. Morgan then discounted the unlevered free cash flow estimates (excluding cost synergies) and the range of terminal values to present value as of June 30, 2021 using discount rates ranging from 10.0% to 12.0%, which range was chosen by J.P. Morgan using its professional judgment and experience based upon its analysis of a weighted average cost of capital of Bioventus ranging from 10.0% to 12.0%. The present value of the unlevered free cash flow estimates and the range of terminal values were then adjusted by subtracting Bioventus’ net debt based on management estimates of $142 million, which consisted of $200 million of debt and $136 million of cash, and non-controlling interests of $78 million (which deduction was based upon Bioventus’ balance sheet filed May 13, 2021) as of June 30, 2021. This analysis indicated a range of implied equity values for Bioventus (excluding cost synergies), which J.P. Morgan divided by the number of outstanding shares of Bioventus common stock of 59.5 million shares, calculated on a fully-diluted basis (determined using the treasury stock method) as of June 30, 2021, to derive a range of implied equity values per share of Bioventus class A common stock (rounded to the nearest $0.10) of $17.10 to $25.70, which J.P. Morgan compared to the seven-day volume-weighted average price per share of Bioventus class A common stock of $16.63 on July 27, 2021.

The following table replaces the table in the section entitled “The Merger—Bioventus Unaudited Financial Projections—Summary of the Adjusted Bioventus Street Forecasts” on page 188 of the Definitive Proxy Statement:

	Year Ending December
(in millions)	FY21E	FY22E	FY23E	FY24E	FY25E
Revenue	$413	$462	$525	$585	$644
Growth	28.6%	11.9%	13.7%	11.4%	10.0%
Adjusted EBITDA(1)	$79	$92	$102	$127	$147
% Margin	19.1%	20.0%	19.4%	21.6%	22.8%
Less: Stock Based Compensation	3	(14)	(16)	(18)	(19)
Less: Depreciation	(3)	(3)	(3)	(4)	(4)
EBITA	$79	$76	$83	$105	$123
% Margin	19.2%	16.4%	15.7%	18.0%	19.1%
Less: Taxes	$(18)	$(17)	$(19)	$(24)	$(28)
Tax Rate	22.5%	22.5%	22.5%	22.5%	22.5%
NOPAT	$61	$59	$64	$82	$96
Plus: Depreciation	3	3	3	4	4
Less: Capex	(4)	(4)	(5)	(5)	(5)
Less: Change in Working Capital	(9)	(5)	(6)	(6)	(6)
Unlevered free cash flow(2)	$51	$53	$57	$74	$89

(1)	Adjusted EBITDA, a non-GAAP financial measure, refers to earnings before interest, tax, depreciation and amortization, excluding the impact of stock-based compensation expense and other cash and non-cash items that Bioventus does not consider in its evaluation of ongoing operating performance.

(2)	Unlevered free cash flow, a non-GAAP financial measure, refers to Adjusted EBITDA less stock-based compensation, which is treated as a cash expense, less taxes, change in net working capital and capital expenditures.

The section of the Definitive Proxy Statement entitled “Misonix Unaudited Financial Projections” is amended and supplemented as follows:

The table immediately following the first paragraph under the section entitled “Misonix Unaudited Financial Projections— Summary of the Misonix Financial Projections— Misonix Preliminary Unaudited Projections” on page 192 of the Definitive Proxy Statement is hereby amended and supplemented by adding the following bolded and underlined text:

	Fiscal Year Ended, June 30
(in millions)	2022E	2023E	2024E	2025E		2026E
Revenue	$98.0	$125.4	$156.4		$194.0		$234.8
Gross Profit	$70.8	$90.6	$113.4		$141.0		$170.3
Adjusted EBITDA (1)~~(5)~~(6)	$4.3	$12.1	$21.6		$33.7		$44.6
Less: Depreciation and Amortization	$(4.9)	$(5.0)	$(5.2)		$(5.0)		$(5.0)
Less: Stock Based Compensation	$(1.5)	$(1.4)	$(1.4)		$(1.4)		$(1.4)
Adjusted EBIT (less Stock Based Compensation) (2)~~(5)~~(6)	$(2.1)	$5.7	$15.0	$	~~26.0~~27.2	$	~~30.1~~38.2
Less: Tax Expense (3)	$0.0	$0.0	$0.0		$(1.3)		$(8.1)
Net Operating Profit after Tax ~~(3)(5)~~(4)	$(2.1)	$5.7	$15.0		$26.0		$30.1
Plus: Depreciation and Amortization	$4.9	$5.0	$5.2		$5.0		$5.0
Less: Capital Expenditures	$(2.9)	$(3.1)	$(3.3)		$(3.5)		$(3.5)
Less: Change in Net Working Capital	$1.7	$(2.3)	$(2.4)		$(5.3)		$(2.6)
Unlevered Free Cash Flow ~~(4)(5)~~(5)	$1.6	$5.3	$14.5		$22.2		$29.0

(1)	Adjusted EBITDA is a non-GAAP financial measure which is calculated as earnings before interest expense, taxes, depreciation & amortization and further adjusted to exclude non-cash items and certain other adjustments like stock based compensation expense.
(2)	Adjusted EBIT is a non-GAAP financial measure which is calculated as Adjusted EBITDA further adjusted to exclude stock based compensation expense and depreciation & amortization.
(3)	Includes benefit of Misonix net operating loss carryforward of $43.2 million.
(~~3~~4)	Net Operating Profit after Tax (“NOPAT”) is a non-GAAP financial measure, which is calculated as Adjusted EBIT less estimated tax expense, which assumes a marginal tax rate of 23% and accounts for Misonix’s net operating loss balance.
(~~4~~5)	Unlevered Free Cash Flow is a non-GAAP financial measure, which is calculated as a NOPAT plus depreciation & amortization, less capital expenditures and change in net working capital.
(~~5~~6)	See below under the heading “Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measure to its related GAAP financial measure

The first paragraph and immediately following table under the section entitled “Misonix Unaudited Financial Projections— Summary of the Misonix Financial Projections— Misonix Revised Unaudited Projections” on page 193 of the Definitive Proxy Statement is hereby amended and supplemented by deleting the strikethrough text and adding the following bolded and underlined text:

The following table presents certain revised unaudited prospective financial information of Misonix prepared by Misonix management for Misonix’s fiscal years ending 2022 through 2026, which we refer to as the Misonix ~~revised unaudited~~ Projections, and, together with the Misonix preliminary unaudited projections, the Misonix unaudited projections, and which information was provided to the Misonix board of directors and J.P. Morgan. The Misonix revised unaudited projections were updated based on a number of developments, including, among other things, management’s general course of review, continuing developments in Misonix’s business and recent developments on the impact of the COVID-19 pandemic. Misonix management instructed J.P. Morgan to use and rely upon the prospective information as a basis for its analysis in rendering its opinion described in the section of this proxy statement/prospectus entitled “The Merger—Opinion of Misonix’s Financial Advisor,” with such adjustments as are discussed in such section. The Misonix ~~revised~~ unaudited projections were not provided to Bioventus in connection with its evaluation of a potential transaction.

	Fiscal Year Ended, June 30
(in millions)	2022E	2023E	2024E	2025E	2026E
Revenue	$98.2	$130.3	$161.5	$198.3	$243.1
Gross Profit	$70.2	$93.1	$115.2	$141.3	$173.0
Adjusted EBITDA (1)(~~5~~)(6)	$2.3	$13.2	$21.3	$31.5	$45.7
Less: Depreciation and Amortization	$(4.9)	$(4.0)	$(4.1)	$(4.2)	$(4.2)
Less: Stock Based Compensation	$(2.7)	$(2.5)	$(2.6)	$(2.6)	$(2.7)
Adjusted EBIT (less Stock Based Compensation) (2)(~~5~~)(6)	$(5.2)	$6.7	$14.7	$24.7	$38.8
Less: Tax Expense (3)	$0.0	$0.0	$0.0	$(1.1)	$(7.1)
Net Operating Profit after Tax (~~3)(5~~)(4)	$(5.2)	$6.7	$14.7	$23.5	$31.7
Plus: Depreciation and Amortization	$4.9	$4.0	$4.1	$4.2	$4.2
Less: Capital Expenditures	$(4.1)	$(3.8)	$(3.8)	$(3.8)	$(3.8)
Less: Change in Net Working Capital	$(5.2)	$(2.4)	$(3.1)	$(7.8)	$(5.1)
Unlevered Free Cash Flow (~~4)(5~~)(5)	$(9.7)	$4.5	$11.9	$16.1	$27.0

	Year Ended, December 31
	2021E	2022E	2023E	2024E	2025E
Unlevered Free Cash Flow resulting from expected cost synergies (5)	$6.2	$12.9	$16.1	$16.1	$16.1

(1)	Adjusted EBITDA is a non-GAAP financial measure which is calculated as earnings before interest expense, taxes, depreciation & amortization and further adjusted to exclude non-cash items and certain other adjustments like stock based compensation expense.
(2)	Adjusted EBIT is a non-GAAP financial measure which is calculated as Adjusted EBITDA further adjusted to exclude stock based compensation expense and depreciation & amortization.
(3)	Includes benefit of Misonix net operating loss carryforward of $44.0 million.
(~~3~~4)	Net Operating Profit after Tax (“NOPAT”) is a non-GAAP financial measure, which is calculated as Adjusted EBIT less estimated tax expense, which assumes a marginal tax rate of 23% and accounts for Misonix’s net operating loss balance.
(~~4~~5)	Unlevered Free Cash Flow is a non-GAAP financial measure, which is calculated as a NOPAT plus depreciation & amortization, less capital expenditures and change in net working capital.
(~~5~~6)	See below under the heading “Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measure to its related GAAP financial measure

Additional Information and Where to Find It

In connection with the proposed transaction, each of Misonix and Bioventus filed definitive proxy statements, respectively, (the “Proxy Statements”) with the SEC on September 24, 2021. Misonix and Bioventus mailed or otherwise provide to its respective stockholders the respective Proxy Statements and other relevant documents in connection with the proposed transaction on or about September 24, 2021. Before making a voting decision, Bioventus’ and Misonix’s stockholders are urged to read the respective Proxy Statements and any other documents filed by each of Bioventus and Misonix with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Bioventus, Misonix and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Bioventus and Misonix with the SEC at the SEC’s website at www.sec.gov, at Bioventus’ website at www.bioventus.com, at Misonix’s website at www.misonix.com or by sending a written request to Bioventus at 4721 Emperor Boulevard, Suite 100 Durham, North Carolina 27703, Attention: Investor Relations or by telephone at (919) 474-6700. The documents filed by Misonix with the SEC may be obtained free of charge at Misonix’s website at www.misonix.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Misonix by requesting them by mail at Misonix, Inc., 1938 New Highway, Farmingdale, New York 11735, Attention: Investor Relations, or by telephone at (631) 694-9555.

Participants in the Solicitation

This document does not constitute a solicitation of a proxy, an offer to purchase or a solicitation of an offer to sell any securities. There will be no sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Bioventus and Misonix and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Bioventus’ and Misonix’s stockholders, respectively, in connection with the proposed transaction is set forth in the respective Proxy Statements of Bioventus and Misonix. Security holders may obtain information regarding the names, affiliations and interests of Bioventus’ directors and officers in Bioventus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 26, 2021. Security holders may obtain information regarding the names, affiliations and interests of Misonix’s directors and officers in Misonix’s Annual Report on Form 10-K for the fiscal year ended June 30, 2021, which was filed with the SEC on September 2, 2021. To the extent the holdings of Bioventus securities by Bioventus’ directors and executive officers or the holdings of Misonix’s securities by Misonix’s directors and executive officers have changed since the amounts set forth in Bioventus’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 or Misonix’s Annual Report on Form 10-K for the fiscal year ended June 30, 2021, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction is set forth in the respective Proxy Statements, at Bioventus’ website at www.bioventus.com and at Misonix’s website at www.misonix.com.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the ability to consummate the mergers. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Misonix undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Bioventus and Misonix may be unable to obtain their respective requisite stockholder approvals as required for the proposed transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the respective businesses of Bioventus and Misonix may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) Bioventus and Misonix may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the effect of the announcement of the transaction on the ability of Bioventus or Misonix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Bioventus or Misonix does business, or on Bioventus’ or Misonix’s operating results and business generally; and (9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Bioventus and Misonix are set forth in their respective filings with the SEC, including the Proxy Statements, Bioventus’ Form S-4, each of Bioventus’ and Misonix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Bioventus’ most recent Quarterly Report on Form 10-Q and Misonix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Bioventus and Misonix and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Bioventus and Misonix file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Bioventus and Misonix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 18, 2021	MISONIX, INC.

	By:	/s/ Joseph P. Dwyer
Joseph P. Dwyer Chief Financial Officer